

February 19, 2013

<u>Via E-mail</u>
Ms. Liat Sossover
Chief Financial Officer
Brainstorm Cell Therapeutics, Inc.
605 Third Avenue, 34th Floor
New York, New York 10158

  Re: **Brainstorm Cell Therapeutics, Inc.**
      Registration Statement on Form S-1
      Filed February 8, 2013
      File No. 333-186516

Dear Ms. Sossover:

  We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please note that rule 430A only allows you to omit pricing related information. Accordingly, please amend your registration statement to include the number of shares of common stock, warrants and shares of common stock issuable upon exercise of the warrants.

2. We note that you "intend to engage one or more underwriters, broker-dealers or selling agents to sell the securities." Please update your registration statement, including the Plan of Distribution, to identify any underwriters, broker dealers or selling agents and to include the specific terms of the underwriting or other selling arrangements. Also, please file any agreements related to these arrangements as exhibits pursuant to Item 601(b)(1) of Regulation S-K.

3. Please update your registration statement to include executive compensation information for the fiscal year ended December 31, 2012.

4. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

5. Please file the legal opinion as exhibit 5.1 to your registration statement pursuant to Item 601(b)(5) of Regulation S-K. We may have further comments based on our review of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Thomas B. Rosedale, Esq.
       BRL Law Group LLC
       425 Boylston Street, 3rd Floor
       Boston, Massachusetts 02116